[redacted]

13014950

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 03315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HERBERT J. SIMS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2150 POST ROAD, SUITE 301
(No. and Street)

FAIRFIELD (City) CT. (State) 06824 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JASON H. DIAMOND (203) 418-9006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE (Address) NEW YORK (City) N.Y. (State) 10017 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JASON H. DIAMOND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HERBERT J. SIMS & CO., INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

CHIEF FINANCIAL OFFICER

Title

Donna Hart

Notary Public

DONNA HART
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholder
Herbert J. Sims & Co., Inc and Subsidiaries

Report on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Herbert J. Sims & Co.,Inc. and subsidiaries (the "Company") as of December 31, 2012 that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statement.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with the accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend upon the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above present fairly, in all material respects, the financial position of Herbert J. Sims & Co., Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Fox & Juran

Fox & Juran

New York, NY 10017
February 20,2013

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

	2012
ASSETS	
Cash and cash equivalents (Note)	$ 2,477,786
Securities owned at market value (Note)	11,125,297
Accrued interest receivable	170,503
Loans receivable from employees (Note)	559,628
Other receivables	72,827
Prepaid income taxes	155,843
Prepaid expenses, etc.	737,227
Property and equipment, net (Note)	596,208
Secured demand note receivable collateralized by marketable securities (Note)	500,000
Intangibles, net (Note)	667,093
Investments (Note)	57,418
Deposits (Note)	145,209
TOTAL ASSETS	$17,265,039
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Payable to clearing agent (Note)	$ 1,420,257
Securities sold not yet delivered, at market value (Note)	17,765
Accounts payable and accrued expenses	4,498,123
Income taxes (Note)	1,195,728
Subordinated borrowings (Note)	500,000
TOTAL LIABILITIES	$ 7,631,873
STOCKHOLDER'S EQUITY:	
Common stock, no par value; authorized 2,500 shares, issued 2119 shares	$ 64,939
Additional paid-in capital	184,212
Retained earnings	10,027,798
Treasury stock, at cost	(643,783)
TOTAL STOCKHOLDER'S EQUITY	$ 9,633,166
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$17,265,039

1. ORGANIZATION AND NATURE OF BUSINESS

Herbert J. Sims & Co., Inc. ("HJS")and its wholly-owned subsidiaries (collectively, the "Company" are principally engaged in investment banking, financial advisory, investment advisory, retail brokerage and related financial services. These services are provided to institutions, businesses and individuals throughout the United States. HJS is a broker-dealer registered with The Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of HJS and its wholly-owned subsidiaries:
Sims Mortgage Funding, Inc.
HJS Advisors, Inc.
Herbert J. Sims Capital Management Inc.
HJS Incentives, Inc

Longview, LLC , a 99% owned partnership, invests in various equity, equity linked and debt interests in various senior care and retirement facilities located throughout the United States. The investment in Longview, LLC is accounted for using the equity method.

HJS operates as a securities broker-dealer and also engages in other related financial activities. Sims Mortgage Funding, Inc. provides HUD-insured mortgage banking services. HJS Advisors, Inc., provides financial and investment advisory services. Herbert J. Sims Capital Management Inc. is a licensed insurance broker and registered investment advisor. HJS Incentives, Inc. has various equity, equity linked and debt interests in various senior care and retirement facilities located throughout the United States.

All significant inter-company balances and transactions are eliminated in consolidation.

Investment Banking

Investment banking revenues include income and fees, net of direct expenses, arising from fixed income securities offerings in which the Company acts as underwriter or placement agent. Investment banking revenues also include fees earned from providing consulting, risk management and financial advisory services. Investment banking management fees are recorded when the income is reasonably determinable.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Transactions

Financial instruments are recorded at fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements.

Investments

The investment in Longview, LLC is accounted for using the equity method.

Commission Income and Related Clearing Expenses

Acting as a principal, the Company earns substantially all commission income by buying and selling securities and mutual funds on behalf of its customers and earning commissions on the related transactions. Commission income and related clearing expenses are recorded on a settlement basis.

Depreciation and amortization

The Company provides for depreciation of assets using the straight-line method for financial reporting and income tax purposes. Furniture and equipment are depreciated over 5 to 7 years. Leasehold improvements are amortized over the lessor of economic useful life of the improvement or terms of the lease. Depreciation expense was $108,236 for the year.

Intangibles

The company provides for amortization of intangibles using straight-line method for financial reporting and income tax purposes. Intangibles are amortized over the economic useful life of the intangible or six years. Amortization expense was $191,741 for the year.

Loans Receivable From Employees

The loans, which are interest bearing, are self amortizing with maturities ranging from two to six years.

Cash Equivalents

Cash equivalents are defined as unrestricted short-term investments with original maturities within three months of the date of purchase and money market investments. The Company maintains deposits in financial institutions that consistently exceed the FDIC limit of $250,000. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk.

Use of Estimates

The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Advertising and Promotion

The Company expenses advertising and promotion costs as incurred. The advertising and promotion expense was $748,346 for the year.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Certain income and expense items are accounted for in different financial reporting periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's consolidated financial statements for deferred income taxes in recognition of these temporary differences. A valuation allowance is established for deferred income tax assets, when as determined by management, it is more likely than not that the tax benefit will be realized.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based upon their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's effective income tax rate is lower than what would be expected if the Federal statutory rate were applied to income from continuing operations primarily because of losses from prior years being used in the current year to reduce taxes otherwise payable.

The Company has available at December 31, 2012 approximately $1,500,000 of unused operating loss carryforwards that may be applied against future income and that expire in future years.

3. SECURITIES OWNED

Securities owned at December 31, 2012 consist of trading securities at fair value as follows:

Municipal bonds - fixed rate	$10,477,541
Corporate bonds	647,756
Total	$11,125,297
Corporate bonds - fixed rate (short)	$ (17,765)

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No.157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the assets or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values if its financial instruments and assets and liabilities recognized at fair value in the financial statements on a recurring basis in accordance with SFAS No.157.

The Company's financial instruments are carried at fair value or amounts that approximate fair value. To differentiate between the approach to fair value measurements, SFAS No.157 uses a fair value hierarchy and describes three levels used to classify fair measurements.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income securities.

Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Therefore, unobservable inputs reflect the Company's own assumptions about the the inputs that market participants would use in pricing the asset or liability (including assumptions about risk).

4. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following valuation factors are considered for the financial assets and liabilities of the Company:

Cash equivalents consist of investments in money market mutual funds. Such instruments are classified within level 1 of the fair value hierarchy.

Municipal bonds are classified as Level 1 or Level 2 in the fair value hierarchy. Municipal variable rate demand notes that have a weekly or more frequent rate reset, are rated by a rating agency and are actively traded, are classified within Level 1 of the fair value hierarchy.

Fixed rate municipal bonds may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of the fixed rate municipal obligations. Fixed rate municipal bonds are classified within Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities at fair value basis as at December 31, 2012.

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$ 2,477,786	$ -	$ -	$ 2,477,786
Securities owned:				
Municipal bonds-fixed rate	$ 9,479,609	$ 997,932	$ -	$10,477,541
Corporate bonds	577,753	70,003	-	647,756
Total	$10,057,362	$ 1,067,935	$ -	$11,125,297
Receivable from clearing agent:				
US Treasury Notes	$ 100,453	$ -	$ -	$ 100,453
Total	$10,157,815	$ 1,067,935	$ -	$11,225,750
Liabilities:				
Securities sold not yet purchased:				
Corporate bonds- fixed rate	$ 17,765	$ -	$ -	$ 17,765

4. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following is a reconciliation of the beginning and ending balance for the financial assets measured at fair value using Level 3 inputs for the year ended December 31, 2012:

	Balance, January 1,2011	Unrealized gain/(loss)	Purchase, issuance, and settlements	Balance December 31,2011
Assets				
Securities owned:				
Municipal bonds-fixed rate	$ 51,250	$ -	$ (51,250)	$ -
Corporate bonds	-	-	-	-
	$ 51,250	$ -	$ (51,250)	$ -

5. PAYABLE TO CLEARING AGENT

The Company clears all its financial transactions with customers through a clearing agent, on a fully disclosed basis as an introducing broker, and meets all other requirements of rule 15c-3. Under its fully disclosed clearing agreement, the Company has agreed to maintain a "Deposit Account" that shall at all times contain cash and/or securities with a minimum market value of $100,00.

6. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2012, consist of the following:

Furniture	$ 257,698
Equipment	574,844
Leasehold improvements	133,050
	$ 965,592
Less accumulated depreciation and amortization	369,384
	$ 596,208

7. INTANGIBLES

Intangibles at December 31, 2012, consist of the following:

Trademarks	$ 890,540
Other	12,706
	$ 903,246
Less accumulated amortization	236,153
	$ 667,093

8. SUBORDINATED BORROWINGS

The subordinated liability payable to the Company's principal officer is pursuant to a secured demand note collateral agreement which matures June 30, 2013. The agreement has been approved by the Financial Industry Regulatory Authority and the subordinated borrowing is available for use in computing net capital rule. Such borrowing may not be repaid to the extent it is required to maintain compliance with minimum net capital requirements. Cash and securities in the amount of approximately $725,000 have been deposited, as collateral, with the clearing agent as required by the agreement.

9. INCOME TAXES

Income tax provisions (credits) of the Company consist of the following:

Current income taxes	$ 546,818
Deferred income taxes	(520,000)
Total Taxes	$ 26,818

Deferred income taxes payable of $615,000 result from the company's share of losses of approximately $1,500,000 allocated from the Company's various equity interests in limited liability companies and included in the Company's tax returns for the year ended March 31, 2012.

10. 401K EMPLOYEE SAVINGS AND RETIREMENT PLAN

As of January 1, 1995, the Company adopted a 401(k) Employee Savings and Retirement Plan covering all eligible employees, as defined. Employee contributions of up to 100% of paid compensation may be made, subject to defined limitations. Employer contributions to the plan are discretionary and are based on participants annual compensation. For the year ended December 31, 2012 the Company did not make a contribution into the plan.

11. RELATED PARTY TRANSACTIONS

The Company provides investment advisory and administrative services to its subsidiaries, HJS Advisors, Inc., Sims Mortgage Funding Inc., Herbert J. Sims Capital Management,Inc. and HJS Incentives,Inc.. All significant inter-company transactions have been eliminated from the consolidation.

12. COMMITTMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting contractual commitments. At December, 31, 2012, there were no open contractual commitments relating to such transactions. The Company leases office space in Connecticut, Florida, New Jersey, Minnesota and Texas under agreements extending through August 2018.

Minimum annual rentals are as follows:

Years ending December 31,	
2013	520,082
2014	583,292
2015	641,252
2016	660,518
2017	679,917
Thereafter	280,941
	$ 3,366,002

In addition, the Company is responsible for its share of future increases in building taxes, utilities and operating expenses. The Company has deposited with various landlords $142,209 as security.

The Company's wholly owned subsidiary, Sims Mortgage Funding, Inc. leases office space in Montvale, New Jersey under an agreement extending through November 30, 2013. Security in the amount of $3,123 has been deposited with the landlord. Minimum annual rentals are as follows:

Year ending December 31,2013	$ 34,353

13. CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Sims Mortgage Funding, Inc.	HJS Advisors, Inc.	Herbert J. Sims Capital Management Inc.	HJS Incentives, Inc.
Total Assets	$ 1,892,342	$ 110,800	$ 136,650	$ 4,389
Stockholders Equity	$ 1,574,640	$ 110,400	$ (58,718	$ 2,286

The following is a summary of certain financial information of the Company's partially owned 99% limited partnership:

Total Assets	$ 170,750
Partners' Capital	$ 170,750

14. FINANACIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

At December 31, 2012 cash on deposit in a high quality financial institution exceeded insured bank limits by approximately $1,700,000.

15. LITIGATION

The Company is, from time to time, a party to legal proceedings arising from in the normal course of its business. Management believes that none of the legal proceedings currently outstanding will have a material adverse effect on the Company's business, financial condition or results of operations.

16. MINIMUM NET CAPITAL

The company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that the ratio of aggregate indebtedness to net capital, as defined , shall not exceed 15 to 1. Net capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company's net capital and aggregate indebtedness, as defined, were $ 4,626,870 and $ 4,195,262 respectively. The net capital ratio was 0.9067 or 90.67%. Net capital exceeded requirements by $ 4,347,186 .

17. ANNUAL REPORT

Pursuant to rule 17a-5 of the Securities and Exchange Commission, the Statement of Financial Condition is available for examination at the Company's principal place of business 2150 Post Road, Suite 301, Fairfield, Connecticut 06824 and at the regional office of the Commission located at 33 Arch Street, 23rd Floor,Boston, MA 02110-1424 .

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENT

DECEMBER 31, 2012